rklein@hgg.com

(212) 897-7883 (voice)
(212) 897-4982 (fax)

September 4, 2013

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549-0305
Attn:           Lisa Kohl, Esq.

Re:	MyCause Beverages Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-188581

Gentlemen:

To facilitate your review of Amendment No. 2, filed on this date, to the MyCause Beverages Form S-1 Registration Statement we are replying to the Staff’s Comment Letter in the same order in which the comments were presented.  Please note that this Amendment updates the following information in the prospectus from August 15 to September 4, 2013:  the number of employees (page 27); beneficial ownership information (page 30); and footnote 5 to the June 30, 2013 financials (page F-6).

Use of Proceeds, page 14

1.
We have revised footnote 4 to the table on page 14 regarding the potential expenses included within Working Capital, first to reduce rent for office space to $67,500, so that the amounts included in footnote 4 do not exceed the amount of proceeds allocated to Working Capital under the maximum offering scenario presented.

In addition, as requested, in footnote 4 we have provided additional disclosure regarding the issuer’s allocation, and the order of priority, of funds from Working Capital in each of the two non-maximum offering scenarios disclosed in the table; and in particular, regarding the zero allocation of Working Capital for compensation to the Messrs. Fitzgerald, we have stated at the end of footnote 4 that they would be paid if the issuer determines, in its discretion, that its cash flow is sufficient, and otherwise, each has agreed to defer his compensation.  We also have made corresponding revisions on pages 27, 28 and 29 to disclose these Fitzgerald agreements to defer their salaries if the issuer receives less than $875,000 in net offering proceeds and determines it has insufficient cash flow to pay them.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 20

2.
As requested, we have quantified the factors attributable to the increase in total operating expenses in the six months ended June 30, 2013 as compared to the six months ended June 30, 2012, as follows:  "The change was due mainly to increases in the following: Professional fees including consulting, legal and accounting - $32,349; travel expenses - $14,839; compensation - $29,212; and marketing expenses - $43,701. (The $8,474 balance of these increased expenses consisted of several miscellaneous expense items.)."

Very truly yours,

/s/ Richard G. Klein
Richard G. Klein